Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that The Dreyfus/Laurel Funds,
Inc. (comprised of the Dreyfus Premier Core Equity
Fund) (the "Fund") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of August 31, 2007.
  Management is responsible for the Fund's compliance
with those requirements.  Our responsibility is to
express an opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Fund's
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of August 31, 2007 and
with respect to agreement of security purchases and
sales, for the period from May 31, 2007 (the date of
our last examination), through August 31, 2007:
1. 	Reconciliation between the Fund's accounting
records and the custodian's records as of August 31,
2007 and verified reconciling items;
2.         Confirmation of pending purchases for the
Fund as of August 31, 2007 with brokers, and where
responses were not received, inspection of
documentation corresponding to subsequent cash
payments;
3.	Agreement of pending sale activity for the Fund
as of August 31, 2007 to documentation of
corresponding subsequent cash receipts;
4.	Agreement of Dreyfus Family of Funds' trade
tickets for 14 transactions for the period May 31,
2007, through August 31, 2007, to the books and
records of the Funds noting that they had been
accurately recorded and subsequently settled;
5.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the
period July 1, 2006 through June 30, 2007 and noted
no negative findings were reported in the areas of
Asset Custody and Control; and
6.	We inquired of the Custodian who concurred
that all control policies and procedures detailed in
Section IV Control Objectives, Controls and Tests of
Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from June 30, 2007 through August 31, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that The
Dreyfus/Laurel Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2007, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP


November 26, 2007






November 26, 2007






Management Statement Regarding Compliance With
Certain Provisions of the Investment Company
Act of 1940

Management of The Dreyfus/Laurel Funds, Inc.
(comprised of Dreyfus Premier Core Equity
Fund) (the "Fund"), is responsible for
complying with the requirements of
subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2007 and from May 31, 2007 through August 31, 2007.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of August 31, 2007 and from May 31,
2007 through August 31, 2007 with respect to securities reflected in the investment accounts of the Fund.

The Dreyfus/Laurel Funds, Inc.



James Windels
Treasurer